Registration No. 33-65471
                                                              Filed Pursuant to
                                                                 Rule 424(b)(4)
                 SUBJECT TO COMPLETION, DATED DECEMBER 31, 1996
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 21, 1996

                100,000 Shares ___% Capital Securities, Series B
                                USF&G Capital II

              (liquidation preference $1,000 per Capital Security) guaranteed to the extent the Series B Issuer has funds as set forth herein by

                                USF&G Corporation

         The ___% Capital Securities, Series B (the "Series B Capital Securities"), offered hereby represent undivided preferred beneficial interests in the assets of USF&G Capital II, a statutory business trust created under the laws of the State of Delaware (the "Series B Issuer"). USF&G Corporation, a Maryland corporation ("USF&G") will be the owner of all the beneficial interests represented by Common Securities of the Series B Issuer. The Bank of New York is the Property Trustee of the Series B Issuer. The Series B Issuer exists for the sole purpose of issuing its trust interests and investing the proceeds thereof in ___% Deferrable Interest Subordinated Debentures, Series B, Due 2027 (the "Series B Debentures") to be issued by USF&G. The preferred interests represented by the Series B Capital Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the trust interests represented by the Common Securities of the Series B Issuer. See "Description of the Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. Capitalized terms not otherwise defined in this Prospectus Supplement are defined in the accompanying Prospectus. The Series B Capital Securities are a Preferred Security as defined and described in the accompanying Prospectus.

         Holders of the Series B Capital Securities will be entitled to receive cumulative cash Distributions accruing from the date of original issuance and payable semi-annually in arrears on January __ and July __ of each year, commencing ________, 1997, at the rate of ___% per annum, payable from amounts received by the Series B Issuer as interest on the Series B Debentures. So long as no Event of Default under the Indenture has occurred and is continuing, USF&G has the right to defer payments of interest on the Series B Debentures by extending the interest payment period thereon at any time for up to 10 consecutive semi-annual periods (each an "Extension Period"). Such Extension Periods may not, however, extend beyond the maturity date or redemption date of the Series B Debentures. If and for so long as interest payments are so deferred, Distributions on the Series B Capital Securities will also be deferred. During an Extension Period, Distributions will continue to accrue, and holders of Series B Capital Securities will be required to accrue interest income for United States federal income tax purposes. See "Certain Terms of the Series B Debentures--Option to Extend Interest Payment Period" herein and "United States Taxation--Potential Extension of Interest Payment Period and Original Issue Discount" in the accompanying Prospectus.

     The payment of Distributions and payments on liquidation of the Series B Issuer or the redemption of the Series B Capital Securities, as set forth below, in each case out of funds held by the Series B Issuer, are guaranteed by USF&G under a Guarantee Agreement (the "Series B Guarantee") to the extent described herein. If USF&G fails to make interest payments on the Series B Debentures held by the Series B Issuer, the Series B Issuer will have insufficient funds to pay Distributions on the Series B Capital Securities. The Series B Guarantee does not cover payment of Distributions when the Series B Issuer does not have sufficient funds on hand available to pay such Distributions. In such event, the remedy of a holder of Series B Capital Securities is through enforcement of the rights of the Series B Issuer under the Series B Debentures held by the Series B Issuer. The obligations of USF&G under the Series B Guarantee are subordinate and junior in right of payment to all liabilities of USF&G except those made pari passu or subordinate to the Series B Guarantee expressly by their terms.

     The Series B Capital Securities are subject to mandatory redemption upon repayment of the Series B Debentures at maturity or their earlier redemption. USF&G will have the option at any time on or after January __, 2007 to redeem, in whole or in part, the Series B Debentures. USF&G also will have the right at any time, upon occurrence of a Special Event, to redeem, in whole but not in part, the Series B Debentures. See "Certain Terms of the Series B Debentures--Redemption". USF&G will have the right, upon the occurrence of certain events, to shorten the maturity of the Series B Capital Securities to a date not less than 19 1/2 years from the date of original issuance. See "Certain Terms of the Series B Capital Securities--Right to Shorten Maturity".

     The Series B Debentures are subordinate and junior in right of payment to all Senior Indebtedness of USF&G. As of September 30, 1996, USF&G had approximately $749 million of principal amount of Senior Indebtedness (including $219 million of Intercompany Indebtedness). The terms of the Series B Debentures do not limit USF&G's ability to incur additional Senior Indebtedness. See "Description of the Debentures--Subordination" in the accompanying Prospectus.

     In the event of a liquidation upon termination of the Series B Issuer, the holders of the Series B Capital Securities will be entitled to receive a stated liquidation preference of $1,000 per Series B Capital Security plus accrued and unpaid Distributions thereon to the date of payment, unless, in connection with such liquidation, Series B Debentures are distributed to the holders of the Series B Capital Securities, subject to certain limitations. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

     The Series B Capital Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series B Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described in the accompanying Prospectus, Series B Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Description of the Preferred Securities--Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.

     See "Risk Factors" at page 5 of the accompanying Prospectus for certain information relevant to an investment in the Series B Capital Securities, including the period and circumstances during which payment of Distributions on the Series B Capital Securities and Series B Debentures may be deferred and the related federal income tax consequences.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                   RELATES. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                            Initial Public  Underwriting    Proceeds to the
                                            --------------  ------------    ---------------

                                            Offering Price   Discount(1)  Series B Issuer(2)(3)
                                            --------------   -----------  ---------------------
Per Series B Capital Security..                $1,000.00         (2)            $1,000.00
Total (4)......................              $100,000,000        (2)          $100,000,000
                                              -----------                      -----------

(1) The Series B Issuer and USF&G have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) In view of the fact that the proceeds of the sale of the Series B Capital Securities will be used to purchase the Series B Debentures, the Underwriting Agreement provides that USF&G will pay to the Underwriters, as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds, $____ per Series B Capital Security (or $________ in the aggregate). See "Underwriting".
(3) Expenses of the offering, which are payable by USF&G, are estimated to be $_____.
(4) The Series B Issuer and USF&G have granted the Underwriters an option for 30 days to purchase up to an additional 15,000 Series B Capital Securities at the initial public offering price per Series B Capital Security, solely to cover over-allotments. USF&G will pay Underwriters' Compensation in the amounts per Series B Capital Security set forth in Note 2 with respect to such additional Series B Capital Securities. If such option is exercised in full, the total Initial Public Offering Price, Underwriting Commission and Proceeds to the Series B Issuer will be $115,000,000, $_________ and $115,000,000, respectively. See "Underwriting".

The Series B Capital Securities offered hereby are offered severally by the Underwriters, as specified herein and subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series B Capital Securities will be made only in book-entry form through the facilities of DTC on or about January __, 1997.

Goldman, Sachs & Co.                                       Merrill, Lynch & Co.
Lehman Brothers                                          Legg Mason Wood Walker
                                                              Incorporated

           The date of this Prospectus Supplement is January __, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES B CAPITAL SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         In addition to those documents identified in the accompanying Prospectus, USF&G's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, and Current Reports on Form 8-K dated July 24, November 20 and December 3, 1996 are incorporated herein by reference.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus, this Prospectus Supplement and the consolidated financial statements, including the notes thereto, incorporated herein by reference. Unless indicated otherwise, (i) the information contained in this Prospectus Supplement assumes the Underwriters' over-allotment option is not exercised and (ii) all financial data have been prepared using generally accepted accounting principles, and have been restated to reflect the acquisition during 1995 of Discover Re Managers, Inc. and Victoria Financial Corporation using the pooling-of-interests method of accounting.


                                  The Offering
                                  ------------

Securities Offered.............100,000 Shares of ___% Capital Securities, Series
                               B liquidation preference $1,000 per Capital
                               Security).
Distribution Payment Dates.....January __ and July __, commencing  __________,
                               1997,  subject  to deferral as described herein.
Redemption.....................As set forth on the cover of this Prospectus
                               Supplement.
Use of Proceeds................To purchase the Series B Debentures. After paying the expenses of the offering made hereby, USF&G intends to use the net proceeds from the sale of the Series B Debentures for general corporate purposes, which may include funding investments in, or extensions of credit to, USF&G's subsidiaries, repayment of existing indebtedness, redemption of preferred tock or other securities and financing possible acquisitions. See "Use of Proceeds."


                                   The Company
                                   -----------

Principal Business.............USF&G is a holding company whose principal subsidiaries are engaged primarily in the business of insurance, with property/casualty insurance as its primary business.

                   Selected Consolidated Financial Information
                   -------------------------------------------

         The following table sets forth selected consolidated statement of operations and financial position data for the periods indicated. The selected consolidated statement of operations and financial position data, at or for each of the periods presented below, were derived from the consolidated financial statements of USF&G. Annual financial statements were audited and quarterly financial statements were reviewed by Ernst & Young, LLP, independent auditors. The table should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference.

                                                     9 Months
                                                      Ended
                                               September 30, 1996                      Year Ended December 31
                                            ------------------------  ----------------------------------------------------------

                                                                        1995       1994        1993        1992       1991
                                                                        ----       ----        ----        ----       ----
Consolidated Statement of Operations:
Premiums Earned.........................         $2,028                $2,666     $2,508      $2,521      $2,683     $3,213
Net Investment Income...................            537                   733        749         753         820        880
Other...................................             15                    53         48          43          61         71
                                               -----------             --------- ---------   ---------   ----------   -------
   Revenues Before Realized Gains.......          2,580                 3,452      3,305       3,317       3,564      4,164
Net Realized Gains on Investments.......             16                    16          5           6         148         38
                                               -----------             --------- ---------   ---------   ----------   -------
   Total Revenues.......................          2,596                 3,459      3,310       3,323       3,712      4,202
                                               -----------             --------- ---------   ---------   ----------   -------
Losses, Loss Expenses, and Policy
Benefits................................          1,640                2,178       2,132       2,200       2,497      2,999
Underwriting, Acquisition, and Operating
   Expenses.............................            781                 1,048      1,001         979       1,087      1,237
Interest Expense........................             30                    44         37          41          41         47
Restructuring Charges...................             --                    --         --          --          51         60
Facilities Exit Costs...................            (14)                   (6)       183          --          --         --
                                               -----------             --------- ---------   ---------   ----------   -------
   Total Expenses.......................          2,437                 3,264      3,353       3,220       3,676      4,343
                                               -----------             --------- ---------   ---------   ----------   -------
Income (Loss) From Continuing
   Operations Before Income Taxes and
   Cumulative Effect of Adopting New
   Accounting Standard..................            159                   195
                                                                                     (43)        103          36       (141)
Provision for Income Taxes (Benefit)....             --                   (14)      (280)        (27)         --          4
                                               -----------             --------- ---------   ---------   ----------   -------
Income (Loss) From Continuing Operations
   Before Cumulative Effect of Adopting New
   Accounting Standards.................             --                    --        237         130          36       (145)
Loss From Discontinued Operations.......             --                    --         --          --          (7)       (32)
                                               -----------             --------- ---------   ---------   ----------   -------
Income (Loss) From Cumulative Effect of
   Adopting New Accounting Standards....             --                    --         --          38          --         --
                                               -----------             --------- ---------   ---------   ----------   -------
Net Income (Loss).......................            159                   209        237         168          29       (177)
                                               -----------             --------- ---------   ---------   ----------   -------
Preferred Stock Dividends...............             14                    28         46          48          48         37
                                               -----------             --------- ---------   ---------   ----------   -------
Net Income (Loss) Available to Common
Shareholders............................           $145                  $181       $191        $120        ($19)     ($214)
                                                   ====                  ====       ====        ====        =====     ======



                                      S-2






Per Share Data:
Income (Loss) from Continuing Operations
   Before Cumulative Effect of Adopting New
   Accounting Standards.................         $1.21                   $1.63        $2.00       $0.90    ($0.14)     ($2.06)
Loss from Discontinued Operations.......            --                    --        --          --          (0.08)      (0.36)
Income (Loss) from Cumulative Effect of
   Adopting New Accounting
   Standards............................            --                    --        --             0.42     --         --
Net Income (Loss).......................          1.21                    1.63         2.00        1.32     (0.22)      (2.42)
Dividends Declared......................         $0.15                   $0.20        $0.20       $0.20      $0.20       $0.02

Ratio of Earnings to Fixed Charges......           4.8                    4.0        0.8(1)         2.5        1.4         (2)
Ratio of Consolidated Earnings to
    Combined Fixed Charges and Preferred
    Stock Dividends.....................           3.6                    2.8        0.6(1)         1.5        0.8         (2)


Consolidated Statement of Financial Position:

Total Investments.......................            $9,857               $11,107     $10,561     $11,474    $11,417    $12,216
Total Assets............................            14,527                14,651      13,980      14,481     13,242     14,555
Unpaid Losses, Loss Expenses
and Policy Benefits.....................             9,648                 9,816       9,962      10,343      9,460      9,488
Unearned Premiums.......................             1,189                 1,055         968         950        797        996
Corporate Debt..........................               530                   591         586         574        574        617
Real Estate and Other Debt..............                16                    16          42          53         54         73
Total Liabilities.......................            12,761                12,667      12,539      12,925     11,942     13,209
Shareholders' Equity....................             1,766                 1,984       1,441       1,556      1,300      1,346
Statutory Surplus (USF&G Company).......             1,310                 1,341       1,621       1,577      1,498      1,432


(1) USF&G's earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $43 million and $89 million, respectively, for the year ended December 31, 1994. In 1994, USF&G recorded facilities exit costs of $183 million relating to its plan to consolidate its Baltimore headquarters facilities by relocating all USF&G personnel currently located at its office building in downtown Baltimore to other facilities owned by USF&G. The ratio of consolidated earnings before facilities exit costs to fixed charges was
         3.1 in 1994, and the ratio of consolidated earnings before facilities exit costs to combined fixed charges and preferred stock dividends was
         1.8 in 1994.

(2) USF&G had a net loss for the year ended December 31, 1991 and earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $150 million and $187 million, respectively, for the year ended December 31, 1991.

     The following information supplements and should be read in conjunction with the information contained in the accompanying Prospectus. Each of the capitalized terms used in this Prospectus Supplement has the meaning set forth in this Prospectus Supplement or in the accompanying Prospectus. The Series B Capital Securities are a Preferred Security as defined and described in the accompanying Prospectus.


                                USF&G CORPORATION

General

     USF&G is a holding corporation organized in 1981 as a Maryland corporation. United States Fidelity and Guaranty Company ("USF&G Company"), organized in 1896 under Maryland law and a subsidiary of USF&G, is the predecessor of USF&G.

     USF&G, through its subsidiaries, is engaged primarily in the business of insurance, with property/casualty insurance as its primary business. USF&G Company, USF&G's largest subsidiary, is the 24th largest property/casualty insurer among over 2,400 insurers in the United States based on 1995 statutory net premiums written. Life insurance and annuity products are sold by Fidelity and Guaranty Life Insurance Company ("F&G Life"). Noninsurance operations are comprised of the parent company and asset management services.

Property & Casualty

         USF&G Company currently underwrites most forms of property/casualty insurance. USF&G Company's property/casualty business is grouped into three business categories: the Commercial Insurance Group ("CIG"), the Family and Business Group ("FBIG"), and its specialty businesses, which include assumed reinsurance, surety and alternative risk transfer. For the year ended December 31, 1995, the property/casualty segment accounted for 85 percent of USF&G's total revenues and 68 percent of its total assets.

         Coverages offered by CIG provide protection related to property loss, liability claims and workers' compensation benefits to businesses and governmental entities and fidelity bonds for financial institutions. Property loss and liability claims insurance protects against loss from damage to the insured's covered properties and protects against legal liability for injuries to other persons or damage to their property arising from the insured's business operations. Workers' compensation provides benefits to employees, as mandated by state laws, for employment-related accidents, injuries or illnesses. Fidelity bonds indemnify employers against the dishonesty or default of persons in their employ. For the year ended December 31, 1995, coverages provided by CIG accounted for 35 percent of total premiums written.

         FBIG provides automobile and homeowner insurance, which includes aspects of property loss and liability risks, as well as small-size account commercial business. Automobile policies cover liability to third-parties for bodily injury and property damage, and cover physical damage to the insured's own vehicle resulting from collision and various other perils. Homeowners policies protect against loss of dwellings and contents arising from a variety of perils, as well as liability arising from ownership or occupancy. During 1995, USF&G completed its merger with Victoria Financial Corporation ("Victoria"). Victoria is an insurance holding company which specializes in nonstandard personal auto insurance. Small-size account commercial business includes property loss, liability, claims and workers' compensation, as well as automobile and other coverages. For the year ended December 31, 1995, coverages provided by FBIG accounted for 39 percent of total premiums written.

         USF&G's specialty businesses consist primarily of assumed reinsurance, surety and alternative risk transfer. USF&G Company operates a separate reinsurance division which underwrites treaty reinsurance and is composed of various wholly-owned subsidiaries. The lead company in this group, F&G Re, Inc., acts as the reinsurance underwriting manager and solicits and services assumed reinsurance for USF&G Company. F&G Re, Inc. markets reinsurance in North America and in specific foreign countries (mainly in Western Europe and Japan). F&G Re, Inc. recently established a branch in Hong Kong. Reinsurance prices and conditions are not normally subject to the same state regulation applicable to the primary insurance market because reinsurers contract solely with other insurance companies. For the year ended December 31, 1995, reinsurance accounted for 20 percent of total premiums written.

         Surety bonds guarantee the performance of a principal who undertakes contractual or statutory obligations, and indemnify third-party obligees for damages caused by the principal's failure to perform. For the year ended December 31, 1995, surety bonds accounted for 5 percent of total premiums written.

         In 1995, USF&G consummated its merger with Discover Re, Inc., a provider of insurance, reinsurance and related services to the ART market, primarily in the municipalities, transportation, education and retail sections. Through alternative risk transfer, a company self-insures the predictable frequency portion of its own losses and purchases insurance for the less predictable, high-severity losses that could have a major financial impact on the company. For the year ended December 31, 1995, alternative risk transfer accounted for 1 percent of total premiums written.

         USF&G Company's products have been sold exclusively by independent agents since its founding in 1896. Independent agents generally represent multiple insurance companies. USF&G Company's products are sold through approximately 3,700 independent agencies in the United States on a commission basis.

         As of December 31, 1995, USF&G Company maintained 15 regional offices and 30 branch offices to service its independent agents and policyholders. These offices are located throughout the United States and support the administration of underwriting standards, the delivery of policies, and the supervision of the company's claim offices. In 1996, USF&G Company opened three "Centers for Agency Service" dedicated to underwriting and policy processing for FBIG. The regional and branch offices are being consolidated but will continue to serve the Commercial Insurance Group. USF&G Company also opened a centralized claims reception center in Tampa, Florida, which will provide 24-hour claim reporting services to customers and agents throughout the United States.

Life Insurance

     F&G Life sells many forms of annuity and life insurance products, including single premium deferred annuities ("SPDAs"), structured settlement annuities, tax sheltered annuities, single premium immediate annuities and universal life and term life insurance. For the year ended December 31, 1995, the F&G Life segment accounted for 14 percent of USF&G's total revenues and 31 percent of its total assets.

     SPDAs are sold primarily through independent agents and insurance brokers. Structured settlements annuities are sold predominantly through the property/casualty company in settlement of certain of its insurance claims. Tax-sheltered annuities are sold through a national wholesale distribution network primarily to teachers.

     In August 1996, F&G Life entered into a coinsurance contract with an unaffiliated life insurance company to cede all of the remaining block of SPDAs that were originally sold through securities brokerage firms prior to 1992. The block had a current account value of approximately $950 million. The transaction did not have a material effect on USF&G's earnings.

Recent Developments

     On December 17, 1996, USF&G Company completed its acquisition of Afianzadora Insurgentes Serfin, S.A. de C.V. ("Afianzadora") for $65 million. Afianzadora is the largest surety bond company in Mexico, writing approximately 27 percent of the Mexican surety market. USF&G also announced on December 20, 1996 its acquisition, subject to approval of Lloyd's of London, of Ashley Palmer Limited, which manages specialty Lloyd's of London syndicates, including a syndicate which USF&G established in 1995 as sole corporate member. The transaction will allow USF&G to manage in 1997 approximately $300 million in Lloyd's syndicate capacity.

     USF&G, from time to time, considers other possible acquisitions, restructurings and divestitures, some of which could be material Currently, USF&G has made no final determination with respect to any such material transactions.

     On December 24, 1996, USF&G Capital I, a wholly-owned subsidiary of USF&G, issued 100,000 shares of 8 1/2% Capital Securities, Series A. The $100 million of proceeds from the sale of the 8 1/2% Capital Securities, Series A were used to purchase 8 1/2% Deferrable Interest Junior Subordinated Debentures, Series A of USF&G.

                                USF&G CAPITAL II

     The Series B Issuer is a statutory business trust created under Delaware law. The Series B Issuer's business and affairs are conducted by five Issuer
Trustees: The Bank of New York, as Property Trustee, The Bank of New York (Delaware), an affiliate of the Property Trustee, as Delaware Trustee, and three individual Administrative Trustees who are employees or officers of or affiliated with USF&G. The exclusive business of the Series B Issuer is issuing the Series B Capital Securities and the Common Securities representing undivided beneficial interests in the assets of the Series B Issuer, using the proceeds of the sale of the Series B Capital Securities and the Common Securities to acquire the Series B Debentures, maintaining the status of the Series B Issuer as a grantor trust for United States federal income tax purposes and engaging in only those other activities that are necessary or incidental thereto. All of the Common Securities of the Series B Issuer will be owned directly or indirectly by USF&G. The Common Securities of the Series B Issuer will rank pari passu, and payments will be made thereon pro rata, with the Series B Capital Securities, except that upon the occurrence and continuance of a Debenture Event of Default under the Series B Trust Agreement, the rights of USF&G, as holder of the Common Securities of the Series B Issuer, to payment in respect of Distributions and payments upon liquidation or redemption will be subordinated to the rights of the holders of the Series B Capital Securities. See "Description of Preferred Securities - Subordination of Common Securities" in the accompanying Prospectus. The principal place of business of the Series B Issuer is c/o USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202 and its telephone number is (410) 547-3000.

                                 CAPITALIZATION

         The following table sets forth the consolidated short-term debt and capitalization of USF&G as of September 30, 1996 and as adjusted to give effect to the issuance and sale of the Series B Capital Securities offered hereby and the application of the estimated net proceeds therefrom and the issuance and application of the net proceeds from the sale of the 8 1/2% Capital Securities, Series A of USF&G Capital I issued on December 24, 1996. See "Use of Proceeds."
                                                         September 30, 1996
                                                         ------------------
                                                     Actual         As Adjusted
                                                     ------         -----------
                                                             (in millions)
Short-Term Debt:
   Corporate                                       $    55              $  --
   Real estate and other                                 --                --
                                                        ----              ----
      Total short-term debt                              55                --
                                                        ----              ----

Long-Term Debt
   Corporate:
      7% Senior Notes due 1998                          145               145
      8 1/2% Senior Notes due 2001                      149               149
      7 1/4% Senior NOtes due 2005                       80                80
      Zero Coupon Convertible Subordinated Notes
        due 2009                                        101               101
                                                        ----              ----
           Subtotal                                      475              475
                                                        ----              ----

   Real estate and other
      9.96% Secured note due 1999                         11               11
      Other                                                5                5
          Subtotal                                        16               16
                                                        ----              ----
   Total long-term debt                                  491              491
                                                        ----              ----
   Total debt                                            546              491
                                                        ----              ----
   USF&G-obligated mandatorily redeemable preferred
        securities ofsubsidiary trust holding solely
        USF&G Debentures (1)                             --               200

Shareholders' equity
   Capital Stock
      Preferred Stock, par value $50.00;
      12,000,000 shares authorized
        $4.10 Series B Convertible Exchangeable
        Preferred Stock;
            3,999,910 shares outstanding                  200              200
        $10.25 Series B Cumulative Convertible
        Preferred Stock;
             277,550 shares outstanding                     13              13
      Common Stock, par value $2.50; 240,000,000 shares
             authorized; 116,008,813 outstanding           290             290

Paid-in capital                                           1,136          1,136
Net unrealized gain on investments                         (12)           (12)
Minimum pension liability                                 (100)          (100)
   Retained earnings                                       239            239
                                                          ----            ----
   Total shareholders' equity                            1,766           1,766
                                                         -----           -----
Total capitalization                                   $ 2,312          $ 2,457
                                                        =======          =======

----------
(1) As described herein, the assets of the Series B Issuer will include $100 million aggregate principal amount (or $115 million aggregate principal amount if the Underwriters exercise their over-allotment option in full) of ___% Series B Debentures issued by USF&G which will be purchased with the proceeds of the sale of the Series B Capital Securities and will constitute approximately 97% of the total assets of the Series B Issuer. The remaining 3% of the assets of the Series B Issuer will consist of approximately $3.1 million aggregate principal amount (or approximately $___ million aggregate principal amount if the Underwriters exercise their over-allotment option in full) of Series B Debentures which will be purchased with the proceeds of the sale of the Common Securities to USF&G.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the Series B Capital Securities will be used by the Series B Issuer to purchase Series B Debentures. The net proceeds of the sale of the Series B Debentures by USF&G will be used for general corporate purposes, which may include funding investments in, or extensions of credit to, USF&G's subsidiaries, repayment of outstanding indebtedness, redemption of preferred stock or other securities and financing possible acquisitions.

                CERTAIN TERMS OF THE SERIES B CAPITAL SECURITIES

General

     The following summary of certain terms and provisions of the Series B Capital Securities supplements the description of the terms and provisions of the Preferred Securities set forth in the accompanying Prospectus under the heading "Description of the Preferred Securities," to which description reference is hereby made. This summary of certain terms and provisions of the Series B Capital Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Series B Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus is a part.


Distributions

     The Series B Capital Securities represent undivided beneficial interests in the assets of the Series B Issuer. Distributions on each Series B Capital Security will be payable at the annual rate of ___% of the stated liquidation preference of $1,000, payable semi-annually in arrears on January __ and July __ of each year, except as otherwise described below. Distributions in arrears after the semi-annual payment date therefor will accumulate additional Distributions thereon (to the extent permitted by law) compounded semi-annually at the rate per annum of ___% thereof. The term "Distributions" as used herein shall include any such additional Distributions. Distributions will accrue from January __, 1997, the date of original issuance. The first Distribution payment date for the Series B Capital Securities will be _______, 1997, and such Distributions will be cumulative from the date of original issuance. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any Distribution is payable on a day that is not a Business Day, such Distribution may be made on the next succeeding Business Day (except that if such Business Day is in the next succeeding calendar year, such Distribution shall be the immediately preceding Business
Day) with the same force and effect as though made on the day the Distribution was payable.

     USF&G has the right at any time and from time to time to extend the interest payment period on the Series B Debentures, for not more than 10 consecutive semi-annual periods, provided that any such Extension Period shall not extend beyond the maturity date or redemption date of the Series B Debentures. As a consequence, quarterly Distributions on the Series B Capital Securities would be deferred by the Series B Issuer during any Extension Period (but would continue to accumulate additional Distributions thereon as set forth above). In the event that USF&G exercises this right, USF&G will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee Agreement) with respect to, any shares of USF&G's capital stock or any security of USF&G (including other Debentures) ranking pari passu with or junior in interest to the Series B Debentures, except in each case for (i) payments with securities junior in interest to the Series B Debentures, (ii) payments made on any series of Debentures upon the stated maturity of such Debentures or (iii) payments of accrued dividends (and cash in lieu of fractional shares) upon conversion into common stock of any convertible preferred stock of USF&G of any series now or hereinafter outstanding, in accordance with the terms of such stock. As a result, this covenant requires that an interest payment on one series of Debentures may be extended only if the interest periods on all series of Debentures are likewise extended. Prior to the termination of any such Extension Period, USF&G may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 10 consecutive semi-annual periods or extend beyond the maturity or redemption date of the Series B Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, USF&G may select a new Extension Period, subject to the above requirements. See "Certain Federal Income Tax Consequences" and "Certain Terms of the Series B Debentures--Option to Extend Interest Payment Period."

     USF&G has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series B Debentures.


Redemption

     Upon the payment of the Series B Debentures, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such payment will be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Common Securities of the Series B Issuer and the Series B Capital Securities, upon not less than 20 nor more than 90 days' notice, at a Redemption Price equal to the aggregate liquidation preference plus accumulated and unpaid Distributions to the Redemption Date. See "Certain Terms of the Series B Debentures--Redemption."

     USF&G has the right to redeem the Series B Debentures (a) on or after January __, 2007, in whole or in part, or (b) at any time, in whole but not in part, on occurrence of a Tax Event or an Investment Company Event (each as defined below, a "Special Event"), subject to the conditions described below under "--Special Event Redemption."

     The Redemption Price, in the case of a redemption under (a) above, shall equal the following prices expressed in percentages of the Liquidation Amount together with accrued Distributions to but excluding the Redemption Date. If redeemed during the 12-month period beginning January __:

                                                        Redemption
               Year                                        Price
               ----                                        -----
               2007
               2008
               2009
               2010
               2011
               2012

               2013
               2014
               2015
               2016



and at 100% on or after January __, 2017.

     The Redemption Price, in the case of a redemption following a Special Event as described under (b) above, shall equal for each Series B Capital Security the Make-Whole Amount for a corresponding $1,000 principal amount of Series B Debentures together with accrued Distributions to but excluding the Redemption Date. The "Make-Whole Amount" shall be equal to the greater of (i) 100% of the principal amount of such Series B Debentures or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the principal amount and premium payable as part of the Redemption Price with respect to an optional redemption of such Series B Debentures on January __, 2007, together with scheduled payments of interest from the Redemption Date to January __, 2007 (the "Remaining Life"), in each case discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate (as defined below).

     "Adjusted Treasury Rate" means, with respect to any Redemption Date, the Treasury Rate plus (i) 1.25% if such Redemption Date occurs on or before January 1, 1998 or (ii) 0.50% if such Redemption Date occurs after January 1, 1998.

     "Treasury Rate" means (i) the yield, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the Comparable Treasury Issue or
(ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such prepayment date. The Treasury Rate shall be calculated on the third Business Day preceding the prepayment date.

     "Comparable Treasury Issue" means with respect to any prepayment date the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life. If no United States Treasury security has a maturity which is within a period from three months before to three months after January 1, 2007, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities; provided, however, that if the Remaining Life is longer than the longest United States Treasury security, the longest maturity United States Treasury security shall be used as the Comparable Treasury Issue, without extrapolation.

     "Quotation Agent" means Goldman, Sachs & Co. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"),
USF&G shall substitute therefor another Primary Treasury Dealer. "Reference Treasury Dealer" means (i) the Quotation Agent and (ii) any other Primary Treasury Dealer selected by the Debenture Trustee after consultation with USF&G.

     "Comparable Treasury Price" means (A) the average of five Reference Treasury Dealer Quotations for such prepayment date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or (B) if the Debenture Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any prepayment date, the average, as determined by the Debenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Debenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such prepayment date.

     "Like Amount" means (i) with respect to a redemption of Series B Capital Securities, Series A Capital Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Series B Debentures to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Common Securities and to the Series B Capital Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of the Series B Capital Securities and (ii) with respect to a distribution of Series B Debentures to holders of Series B Capital Securities in connection with a dissolution or liquidation of the Series B Issuer, Series B Debentures having a principal amount equal to the Liquidation Amount of the Series B Capital Securities of the holder to whom such Series B Debentures are distributed.

     "Liquidation  Amount"  means  the  stated  amount  of  $1,000  per  Capital
Security.

     Payment of Additional Sums. In the event a Tax Event has occurred and is continuing and the Series B Issuer is the holder of all of the Series B Debentures, USF&G will pay Additional Sums, if any (as defined below), on the Series B Debentures.

     "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Series B Issuer on the outstanding Series B Capital Securities and Common Securities of the Series B Issuer shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Series B Issuer has become subject as a result of a Tax Event.

Special Event Redemption or Distribution

     If a Special Event shall occur and be continuing with respect to the Series B Issuer or the Series B Capital Securities, USF&G has the right to (i) redeem the Series B Debentures in whole (but not in part) and therefore cause a mandatory redemption of the Series B Capital Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Special Event, or (ii) terminate the Series B Issuer and cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer. If at any time the Series B Issuer is not or will not be taxed as a grantor trust for United States federal income tax purposes but a Tax Event has not occurred (a "Grantor Trust Event"), the Depositor has the right to terminate the Series B Issuer and cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer. Under current United States federal income tax law and interpretations and assuming the Series B Issuer is treated as a grantor trust, such a distribution would not be a taxable event to holders of the Series B Capital Securities. However, should there be a change in law or a change in legal interpretation or a liquidation due to a Grantor Trust Event, the termination and distribution could be a taxable event to holders of the Series B Capital Securities. See "Certain Federal Income Tax Consequences." If USF&G does not elect either option (i) or (ii) above, the Series B Capital Securities will remain outstanding and USF&G will be obligated to pay any applicable Additional Interest (as defined below). See "Certain Terms of the Series B Debentures--Additional Interest."

     "Tax Event" means that USF&G shall have received an opinion of counsel (which may be counsel to USF&G or an affiliate but not an employee thereof and which must be acceptable to the Property Trustee) experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of original issuance of the Series B Capital Securities, there is more than an insubstantial risk that (i) the Series B Issuer is, or will be, subject to United States federal income tax with respect to income accrued or received on the Series B Debentures, (ii) interest payable by USF&G on the Series B Debentures is not, or will not be, deductible by USF&G for United States federal income tax purposes or (iii) the Series B Issuer is, or will be, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges.

     "Investment Company Event" means the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law") to the effect that the Series B Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Series B Capital Securities.

Right to Shorten Maturity

     If, upon the occurrence of a Tax Event relating to the deductibility of interest by USF&G on the Series B Debentures, the opinion of counsel referred to in the definition of Tax Event states that the risk of non-deductibility would be avoided if the maturity of the Series B Debentures were shortened, USF&G shall have the right to shorten the maturity of the Series B Debentures by the amount stated in such opinion to be the minimum extent required in order to avoid such risk, but in no event may USF&G shorten the maturity to a Stated Maturity of less than 19 1/2 years from the date of original issuance. In such event, the Stated Maturity of the Capital Securities will be modified in the same manner as the Stated Maturity of the Series B Debentures.


Liquidation Distribution Upon Termination

     The amount payable on the Series B Capital Securities in the event of any liquidation of the Series B Issuer is $1,000 per Series B Capital Security plus accumulated and unpaid Distributions, unless, in connection with such liquidation, the Series B Debentures are distributed to the holders of the Series B Capital Securities.

     The holders of all of the outstanding Common Securities have the right at any time to terminate the Series B Issuer and, after satisfaction of the liabilities and amounts owed to creditors of the Series B Issuer as provided by applicable law, cause the Series B Debentures to be distributed to the holders of the Series B Capital Securities and Common Securities in liquidation of the Series B Issuer, subject to the Property Trustee having received an opinion of counsel to the effect that such distribution will not be a taxable event to the holders of the Series B Capital Securities.

     USF&G also has a right to terminate the Series B Issuer and distribute the Series B Debentures under the circumstances described above under Special Event Redemption or Distribution.


                    CERTAIN TERMS OF THE SERIES B DEBENTURES

General

     The following summary of certain terms and provisions of the Series B Debentures supplements the description of the terms and provisions of the Debentures set forth in the accompanying Prospectus under the heading "Description of the Debentures," to which description reference is hereby made. The summary of certain terms and provisions of the Series B Debentures set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture. The form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus is a part.

     Concurrently with the issuance of the Series B Capital Securities, the Series B Issuer will invest the proceeds thereof and the consideration paid by USF&G for the Common Securities in the corresponding Series B Debentures issued by USF&G to the Series B Issuer. The Series B Debentures will bear Interest (as defined below) at the annual rate of ___% of the principal amount thereof, payable semi-annually in arrears on January __ and June __ of each year commencing __________, 1997, except as otherwise described below. Interest which is accrued and unpaid after the semi-annual payment date therefor will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of ___% thereof, compounded semi-annually. The term "Interest" as used herein shall include semi-annual interest payments, interest on semi-annual interest payments in arrears and Additional Interest (as defined below), as applicable. The Series B Debentures' other Interest payment provisions correspond to the Distribution provisions of the Series B Capital Securities.

     The Series B Debentures will be issued as a series of Debentures under the Indenture. The Series B Debentures will mature on January __, 2027. The Series B Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of USF&G. See "Description of the Debentures--Subordination" in the accompanying Prospectus.

Option to Extend Interest Payment Period

         USF&G has the right at any time and from time to time to extend the interest payment period for the Series B Debentures for up to 10 consecutive semi-annual periods; provided that USF&G may not defer any Additional Interest that may be payable during such Extension Period; and provided further that no Extension Period shall extend beyond the stated maturity date or date of redemption of the Series B Debentures. At the end of the Extension Period, USF&G is obligated to pay all interest then accrued and unpaid (together with interest thereon to the extent permitted by applicable law). During any Extension Period, USF&G will not, and will not permit any subsidiary of USF&G to, declare or pay any dividend or distribution on, or redeem, purchase, acquire, or make a liquidation or guarantee payment (other than payments under a Guarantee) with respect to, any shares of USF&G's capital stock or any security of USF&G (including other Debentures) ranking pari passu with or junior in interest to the Debentures, except in each case for (i) payments with securities junior in interest to the Series B Debentures, (ii) payments made on any series of Debentures upon the stated maturity of such Debentures or (iii) payments of accrued dividends (and cash in lieu of fractional shares) upon conversion into common stock of any convertible preferred stock of USF&G of any series now or hereinafter outstanding, in accordance with the terms of such stock. As a result, this covenant requires that an interest payment on one series of Debentures may be extended only if the interest periods on all series of Debentures are likewise extended. Prior to the termination of any Extension Period, USF&G may further extend the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 10 consecutive semi-annual periods or extend beyond the maturity or redemption date of the Series B Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, USF&G may select a new Extension Period subject to the above requirements. So long as the Property Trustee shall be the sole holder of the Series B Debentures, USF&G is required to give the Property Trustee and the Debenture Trustee notice of its selection of such Extension Period at least three Business Days prior to the date the

Property Trustee or USF&G is required to give notice to any applicable self-regulatory organization or to holders of the Series B Capital Securities of the record date for the next stated maturity of an installment of interest or the date distributions on the Series B Capital Securities are redeemable, but in any event not less than three Business Days prior to such record date. The Property Trustee will be required to give such notice of USF&G's selection of such Extension Period to the holders of the Series B Capital Securities affected thereby. If the Property Trustee has ceased to be the sole holder of the Series B Debentures, USF&G is required to give the Debenture Trustee and the holders of the Series B Debentures notice of its selection of such Extension Period at least three Business Days prior to the earlier of: (i) the date the Property Trustee or USF&G is required to give notice to any applicable self-regulatory organization, or (ii) the next stated maturity of an installment of interest.


Additional Interest

     If the Series B Issuer is required to pay any taxes, duties, assessments or other governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, USF&G also will pay as additional interest on the Series B Debentures ("Additional Interest") such amounts as shall be required so that the net amounts received and retained by the Series B Issuer after paying any such taxes, duties, assessments or governmental charges will be not less than the amounts the Series B Issuer would have received had no such taxes, duties, assessments or governmental charges been imposed. USF&G may not defer payment of Additional Interest and must pay Additional Interest if any such taxes, duties, assessments or governmental charges are payable by the Series B Issuer during any Extension Period.

Redemption

     The Series B Debentures are redeemable prior to maturity at the option of USF&G (i) at any time on or after January __, 2007, in whole or in part, and
(ii) prior to January __, 2007, in whole (but not in part), if a Special Event occurs and is continuing, within 90 days following the Special Event, in each case at the Redemption Price described below.

     The Redemption Price, in the case of a redemption under (a) above, shall equal the following prices expressed in percentages of the Liquidation Amount together with accrued Distributions to but excluding the Redemption Date. If redeemed during the 12-month period beginning January __:

                                                         Redemption
               Year                                         Price
               ----                                         -----
               2007
               2008
               2009

               2010
               2011
               2012
               2013
               2014
               2015
               2016

and at 100% on or after January __, 2017.

     The Redemption Price, in the case of a redemption following a Special Event as described under (b) above, shall equal the Make-Whole Amount (as defined under "Certain Terms of the Series B Capital Securities Redemption"), together with accrued interest to but excluding the Redemption Date.

     The Series B Debentures will be subject to optional redemption in whole (but not in part) upon the termination and liquidation of the Series B Issuer pursuant to an order for the dissolution, termination or liquidation of the Series B Issuer entered by a court of competent jurisdiction. For so long as the Series B Issuer is the holder of all Series B Debentures outstanding, the proceeds of any redemption described in this section shall be used by the Series B Issuer to redeem the Series B Capital Securities and the Common Securities in accordance with their terms. USF&G shall not redeem the Series B Debentures in part unless all accrued and unpaid Interest (including any Additional Interest) has been paid in full on all Series B Debentures outstanding for all semi-annual interest periods on or prior to the Redemption Date and no Extension Period for the Series B Debentures is in effect.


Right to Shorten Maturity

         The maturity of the Series B Debentures may be shortened at the option of USF&G under the circumstances described under "Description of Series B Capital Securities--Right to Shorten Maturities".


Distributions of Series B Debentures

     Under certain circumstances involving the termination of the Series B Issuer (including if a Special Event or Grantor Trust Event occurs), Series B Debentures may be distributed to the holders of the Series B Capital Securities in liquidation of the Series B Issuer after satisfaction of liabilities to creditors of the Series B Issuer as provided by applicable law. If distributed to holders of Series B Capital Securities in liquidation, the Series B Debentures will initially be issued in the form of one or more global securities so long as the Series B Capital Securities were represented by global certificates immediately prior to such distribution and DTC, or any successor depositary for the Series B Capital Securities, will act as depositary for the Series B Debentures. It is anticipated that the depositary arrangements for the Series B Debentures would be substantially identical to those in effect for the Series B Capital Securities. Neither USF&G, The Bank of New York, as Debenture Trustee, any paying agent nor any other agent of USF&G or the Debenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for such Series B Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Description of the Preferred Securities--Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.

     A global security shall be exchangeable for Series B Debentures registered in the names of persons other than DTC or its nominee only if (i) DTC notifies USF&G that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered to act as such depositary, (ii) USF&G in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing a Debenture Event of Default with respect to such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series B Debentures are issued in definitive form, such Series B Debentures will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Payments on Series B Debentures represented by a global security will be made to DTC, as the depositary for the Series B Debentures. In the event Series B Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Series B Debentures will be registrable, and Series B Debentures will be exchangeable for Series B Debentures of other denominations of a like aggregate principal amount, at the principal corporate trust office of the Debenture Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by USF&G, provided that payment of interest may be made at the option of USF&G by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series B Debentures are issued in certificated form, the record dates for payment of interest will be the 15th day preceding each Interest Payment Date. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Description of the Preferred Securities--Book-Entry-Only Issuance--The Depository Trust Company" in the accompanying Prospectus.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Series B Capital Securities. This summary supplements, updates and, in certain respects, supercedes the discussion contained in "United States Taxation" in the accompanying Prospectus. This summary only addresses the tax consequences to a person that acquires Series B Capital Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia
(iii) an estate the income of which is subject to United States federal income tax regardless of source or (iv) a trust (a) over the administration of which a court within the United States is able to exercise primary supervision and (b) all substantial decisions of which one or more United States fiduciaries have the authority to control (a "United States Person"). This summary does not address all tax consequences that may be applicable to a United States Person that is a beneficial owner of Series B Capital Securities, nor does it address the tax consequences to (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies, (iii) persons that will hold Series B Capital Securities as part of a position in a "straddle" or as a part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Series B Capital Securities as capital assets.

     The statements of law or legal conclusion set forth in this summary constitute the opinion of Piper & Marbury L.L.P., special tax counsel to USF&G and the Series B Issuer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Series B Capital Securities. In particular, legislation has been proposed that could adversely affect USF&G's ability to deduct interest on the Series B Debentures, which may in turn permit USF&G to cause a redemption of the Series B Capital Securities. See "--Possible Tax Law Changes". An opinion of counsel is not binding on the Internal Revenue Service or the courts, and the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the federal income tax law treatment of the purchase, ownership and disposition of Series B Capital Securities may differ from the treatment described below.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CAPITAL SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Classification of Series B Issuer

     In connection with the issuance of the Series B Capital Securities, Piper & Marbury L.L.P. will render its opinion to the effect that, under then current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, the Series B Issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series B Capital Securities (a "Securityholder") will be required to include in its gross income its pro rata share of the interest income, including original issue discount, paid or accrued with respect to the Series B Debentures whether or not cash is actually distributed to the Securityholders. See "--Interest Income and Original Issue Discount". No amount included in income with respect to the Series B Capital Securities will be eligible for the dividends-received deduction.

Interest Income and Original Issue Discount

     Final Treasury Regulations issued on June 11, 1996 generally provide that stated interest on a debt instrument is not "qualified stated interest" and, therefore, will give rise to original issue discount ("OID") unless such interest is unconditionally payable in cash or in property (other than a debt instruments of the issuer) at least annually at a single fixed rate. Interest is considered to be unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than payment that occurs within a reasonable grace period) or non-payment a "remote contingency".

     Under the Series B Indenture, USF&G has the right, at any time and from time to time during the term of the Series B Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 10 consecutive semi-annual periods with respect to each Extension Period. Unless the likelihood of exercise of such right to defer is remote, the Series B Debentures would be issued with OID. During any Extension Period, (a) USF&G will not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, and (b) USF&G will not be permitted to make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by USF&G that rank pari passu with or junior the Series B Debentures (although these restrictions will not apply to dividends or distributions in common stock of USF&G and in certain other limited situations). See "Description of Series B Debentures--Option to Extend Interest Payment Period". USF&G currently believes that the adverse impact that the imposition of such restrictions would have on USF&G and value of the equity securities of USF&G makes the likelihood of USF&G exercising its right to defer payments of interest on the Series B Debentures remote. Accordingly, USF&G believes that the stated interest on the Series B Debentures should be considered unconditionally payable for purposes of the OID provisions of the Code and that the Series B Debentures should not be considered to have been issued with OID. As a result, each Securityholder will be required to include interest payments in taxable income at the time accrued or received in accordance with its own method of accounting. There can be no assurance, however, that the Internal Revenue Service will agree with such determination.

     However, if USF&G does exercise its right to defer payments of interest thereon, the Series B Debentures will be considered to be retired and reissued for their adjusted issue price at such time, and the Series B Debentures thereafter will be considered to have been issued with OID. In such case, all of the interest payments thereafter payable will be treated as OID. If the payments were treated as OID (either because USF&G exercises the right to defer interest payments or because the exercise of such right was not remote at the time of issuance), the holder must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. The amount of OID that accrues in any semi-annual period will approximately equal the amount of the interest that accrues in that semi-annual period at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest period. A Securityholder that disposes of the Series B Capital Securities during an Extension Period may suffer a loss because the market value of the Series B Capital Securities likely will fall if USF&G exercises its option to defer payments of interest on the Series B Debentures. To the extent the selling price is less than the Securityholder's adjusted tax basis (which will include all accrued but unpaid interest), a Securityholder will recognize a capital loss.

Distribution of Series B Debentures to Holders of Series B Capital Securities

     Under current law, a distribution of the Series B Issuer of the Series B Debentures as described under the caption "Description of Series B Capital Securities - Liquidation Distribution Upon Termination" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Series B Debentures previously held indirectly through the Series A Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series B Capital Securities before such distribution. If, however, the liquidation of the Series B Issuer were to occur because the Series B Issuer is subject to United States federal income tax with respect to income accrued or received on the Series B Debentures, the distribution of Series B Debentures to Securityholders by the Series B Issuer would be a taxable event to the Series B Issuer and each Securityholder, and the Securityholder would recognize gain or loss as if the Securityholder had exchanged its Series B Capital Securities for the Series B Debentures it received upon the liquidation of the Series B Issuer. A Securityholder will include interest in income in respect of Series B Debentures received from the Series B Issuer in the manner described above under "Interest Income and Original Issue Discount".

Sales or Redemption of Series B Capital Securities

     Gain or loss will be recognized by a Securityholder on the sale of Series B Capital Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Securityholder's adjusted tax basis in the Series B Capital Securities sold or redeemed. A Securityholder's adjusted tax basis in the Series B Capital Securities generally will be increased by any OID included in gross income and decreased by any interest payments not treated as "qualified stated interest" (as defined above). See "-Interest Income and Original Issue Discount". Gain or loss recognized by a

Securityholder on Series B Capital Securities held for more than one year generally will be taxable as long-term capital gain or loss. Amounts attributable to accrued interest with respect to a Securityholder's pro rata shares of the Series B Debentures not previously included in income will be taxable as ordinary income.

Backup Withholding Tax and Information Reporting

     The amount of interest paid or accrued on the Series B Capital Securities held of record by United States Persons (other than corporations and other exempt Securityholders) will be reported to the IRS. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

     Payment of the proceeds from the disposition of Series B Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

     Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     It is anticipated that income on the Series B Capital Securities will be reported to holders on Form 1099 and mailed to holders of the Series B Capital Securities by January 31 following each calendar year.

Possible Tax Law Changes

     On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was released. The Bill would, among other things, generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum weighted average maturity of more than 40 years. The Bill would also generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), and the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. For purposes of determining the weighted average maturity or the term of an instrument, any right to extend would be treated as exercised. The above-described provisions of the Bill were proposed to be effective generally for instruments issued on or after December 7, 1995. If either provision were to apply to the Series B Debentures, USF&G would be unable to deduct interest on the Series B Debentures. However, on March 29, 1996 the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. Under current law, USF&G will be able to deduct interest on the Series B Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of USF&G to deduct interest on the Series B Debentures. Such a change could give rise to a Tax Event, which would permit USF&G to cause a redemption of the Series B Capital Securities or shorten the maturity of the Series B Capital Securities. See "Description of Series B Capital Securities--Redemption" and "Description of Series B Capital Securities-Right to Shorten Maturity".



                          CERTAIN ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Series B Capital Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in the imposition of an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or
Section 4975 of the Code.

     Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Series B Issuer would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Series B Issuer and no exceptions were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an equity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. A beneficial interest in a trust is specifically defined under the Plan Assets Regulation as an "equity interest."

         Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Series B Issuer would not be deemed to be "plan assets" of investing Plans if, immediately after the most recent acquisition of any equity interest in the Series B Issuer, less than 25% of the value of each class of equity interests in the Series B Issuer were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any Plan (collectively, "Benefit Plan Investors"), or if the Series B Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. No assurance can be given that the value of the Series B Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Series B Capital Securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. In addition, no assurance can be given that the Series B Capital Securities would be considered to be "publicly-offered securities" under the Plan Asset Regulation. All of the Common Securities will be purchased and held by USF&G.

     Certain transactions involving the Series B Issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Series B Capital Securities were acquired with "plan assets" of such Plan and assets of the Series B Issuer were deemed to be "plan assets" of Plans investing in the Series B Issuer. For example, if USF&G is a Party in Interest with respect to an investing Plan, extensions of credit between USF&G and the Series B Issuer (as represented by the Series B Subordinated Debentures and the Guarantee) would likely be prohibited by Sections 406(a)(1)(B) and 406(a)(1)(D) of ERISA and Sections 4975(c)(1)(B) and 4975(c)(1)(D) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if USF&G were considered to be a fiduciary with respect to the Series B Issuer as a result of certain powers it holds (such as the powers to remove and replace the Property Trustee and the Administrative Trustees), the optional redemption or acceleration of the Series B Subordinated Debentures could be considered to be prohibited transactions under Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. In order to avoid such prohibited transactions, each investing Plan, by purchasing or holding the Series B Capital Securities, will be deemed to have directed the Series B Issuer to invest in the Series B Subordinated Debentures and to have appointed the Property Trustee.

     The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Series B Capital Securities if assets of the Series B Issuer were deemed to be "plan assets" of Plans investing in the Series B Issuer as described above. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).

         Because the Series B Capital Securities may be deemed to be equity interests in the Series B Issuer for purposes of applying ERISA and Section 4975 of the Code, the Series B Capital Securities may not be purchased or held by any Plan or any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or another applicable exemption. Any purchaser or holder of the Series B Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding. If a purchaser or holder of the Series B Capital Securities that is a Plan or a Plan Asset Entity elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, USF&G and the Series B Issuer may require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such purchase and holding.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Series B Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the Series B Issuer were deemed to be "plan assets" and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, or 84-14 or any other applicable exemption.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, USF&G and the Series B Issuer have agreed that the Series B Issuer will sell to each of the Underwriters named below, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce Fenner & Smith Incorported, Lehman Brothers, Inc. and Legg Mason Wood Walker, Incorporated are acting as Representatives, and each of the Underwriters has severally agreed to purchase from the Series B Issuer the respective number of Series B Capital Securities set forth opposite its name below:

                            Underwriter                       Number of Series B
                            ------------
                                                              Capital Securities
                                                              ------------------
Goldman, Sachs & Co............................................     30,000
Merrill Lynch, Pierce, Fenner & Smith, Incorporated............     30,000
Lehman Brothers, Inc...........................................     30,000
Legg Mason Wood Walker, Incorporated...........................     10,000
                                                               =================
        Total..................................................    100,000
                                                               =================


     Under  the  terms  and  conditions  of  the  Underwriting  Agreement,   the
Underwriters are committed to take and pay for all such Series B Capital Securities offered hereby, if any are taken.

     The Underwriters propose to offer the Series B Capital Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $__ per Series B Capital Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $__ per Series B Capital Security to certain brokers and dealers. After the Series B Capital Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Series B Issuer and USF&G have granted the Underwriters an option exerciseable for 30 days after the date of this Prospectus Supplement to purchase up to 15,000 additional Series B Capital Securities to cover over-allotments, if any, at the initial public offering price (with additional Underwriters' Compensation), as set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series B Capital Securities to be purchased by each of them, as shown in the foregoing table, bears to the number of Series B Capital Securities initially offered hereby.

     In view of the fact that the proceeds from the sale of the Series B Capital Securities will be used to purchase the Series B Debentures issued by USF&G, the Underwriting Agreement provides that USF&G will pay as Underwriters' Compensation for the Underwriters arranging the investment therein of such proceeds an amount of $___ per Series B Capital Security for the accounts of the several Underwriters.

     The Series B Capital Securities are a new issue of securities with no established trading market. USF&G and the Series B Issuer have been advised by the Representatives that they intend to make a market in the Series B Capital Securities. However, the Representatives are not obligated to do so and such market making may be interrupted or discontinued without notice.

     USF&G and the Series B Issuer have agreed, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the date on which the distribution of the Series B Capital Securities ceases, as determined by the Underwriters, or (ii) 30 days after the closing date, not to offer, sell, contract to sell or otherwise dispose of any Series B Capital Securities, any other beneficial interest in the Series B Issuer, any Series B Debentures or any Series B Capital Securities or any other securities of the Series B Issuers USF&G or any similar trust which are substantially similar to the Series B Capital Securities, including any guarantee of the Series B Capital Securities, or the Series B Debentures, or any securities convertible into or exchangeable for, or that represent the right to receive, Series B Capital Securities, preferred stock or such substantially similar securities of either an Issuer or USF&G or any similar trust, without the prior written consent of the Representatives.

     USF&G and the Series B Issuer have agreed to indemnify the Representatives against certain liabilities including liabilities under the Securities Act.

     Certain of the Representatives or their affiliates have provided from time to time, and expect to continue to provide in the future, investment banking services to USF&G and its affiliates, for which such Representatives or their affiliates have received or will receive customary fees and commissions. Robert
J. Hurst, a Director of USF&G, is a limited partner of Goldman, Sachs Group, L.P. and a managing director of Goldman, Sachs & Co.